Exhibit 99.1

MEDICENNA THERAPEUTICS CORP.

(the “Corporation”)

NOTICE OF CHANGE OF AUDITOR

TO:	Alberta Securities Commission
British Columbia Securities Commission
Ontario Securities Commission

AND TO:	MNP LLP (“MNP”)
PricewaterhouseCoopers LLP (“PwC”)

Pursuant to National Instrument 51-102 – Continuous Disclosure Obligations (“NI 51-102”), the Corporation hereby gives notice as follows:

1.	On December 20, 2023, PwC resigned as auditor of the Corporation.

2.	On January 9, 2024, MNP was appointed as the new auditor of the Corporation.

3.	The appointment of MNP has been recommended by the audit committee of the Corporation and approved by the board of directors of the Corporation (the “Board”), and the contents and filing of this notice have been approved by the Board.

4.	There were no reservations or modified opinions contained in PwC’s report on the financial statements of the Corporation or its predecessor for the financial years ended March 31, 2023 or March 31, 2022.

5.	In the opinion of the Board, there have been no “reportable events” as such term is defined in NI 51-102, between the Corporation and PwC.

Dated this 9th day of January, 2024.

MEDICENNA THERAPEUTICS CORP.

Per:	/s/ Fahar Merchant
	Name:	Fahar Merchant
	Title:	President and Chief Executive Officer